

October 16, 2013

Via E-mail
Mr. Michael Fosnaugh
Vista Equity Partners Fund IV, L.P.
401 Congress Avenue, Suite 3100
Austin, Texas 78701

     Re: **Greenway Medical Technologies, Inc.**
              Amendment No. 3 to Schedule TO-T
              Filed by Crestview Acquisition Corp., VCG Holdings, LLC et al.
              Filed October 15, 2013
              File No. 005-86773

Dear Mr. Fosnaugh:

We have reviewed your amended filing and have the following comment.

The Merger Agreement, page 33

1.   Disclosure has been retained to the effect that the merger agreement has been provided
     solely to inform investors of its terms, and that the company's stockholders and other
     investors are not third-party beneficiaries under the merger agreement. Please revise, as
     requested, to remove any potential implication that the merger agreement does not
     constitute public disclosure under the federal securities laws.

     You may contact me at (202) 551-3503 if you have any questions.

                     Sincerely,

                     /s/ David L. Orlic

                     David L. Orlic
                     Special Counsel
                     Office of Mergers and Acquisitions

cc: Via E-mail
        Daniel E. Wolf, Esq.
        Kirkland & Ellis LLP